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August 4, 2000

VIA HAND DELIVERY

Greg Dundas, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4-8
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Stewart Finance Company Holdings, Inc.
                  Registration Statement on Form SB-2 (File No. 333-90915)

Dear Mr. Dundas:

         Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended, Stewart Finance Company Holdings, Inc., a Georgia corporation (the "Company"), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's registration statement on Form SB-2 (File No. 333-90915), filed with the SEC on November 12, 1999 (the "Registration Statement").

         The request to withdraw the Registration Statement is being made concurrently with a request to withdraw the registration statement on Form SB-2 (File No. 333-76243) of Stewart Finance Company, a wholly-owned subsidiary of the Company. The Company has determined not to offer its securities to the public at this time given actions currently contemplated by Stewart Finance Company.

         The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, and notes that neither the Company nor anyone acting on its behalf circulated preliminary prospectuses in connection with the proposed offering. Further, none of the securities covered by the Registration Statement have been sold.

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Greg Dundas, Esq.
Division of Corporation Finance
August 4, 2000
Page 2

         If you have questions or comments about the foregoing, please call the undersigned at (706) 486-4163 or either Donald Meiers, Esq. at (202) 828-1871, Allison Wade, Esq. or Stanley H. Pollock, Esq. at (404) 817-8500 of Holland & Knight LLP, the Company's counsel. You might also find it helpful to consult with John D. Reynolds in the Office of Small Business for background information concerning the requested withdrawal of the above-referenced registration statement of Stewart Finance Company.

                                Very truly yours,
                                /s/ John B. Stewart, Jr.
                                ------------------------------------
                                John B. Stewart, Jr.
                                President

cc:      Allison Wade, Esq., Holland & Knight LLP
         Stanley H. Pollock, Esq., Holland & Knight LLP
         Donald H. Meiers, Esq., Holland & Knight LLP